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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40644

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Enskilda Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
570 Lexington Avenue - 35th Floor
(No. and Street)

New York, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Onesto 212-692-4767
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue | New York | NY | 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Onesto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Enskilda Securities, Inc., as of December 31st, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CFO

Title



Notary Public

Malia C. Swieconek
Notary Public, State of New York
01SW6112027
Qualified in New York County
My Commission Expires June 28, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Enskilda Securities Inc.

(A Wholly Owned Subsidiary of
Enskilda Securities AB)
Statement of Financial Condition
December 31, 2004


SEC MAIL
RECEIVED
PROCESSING
WASH., D.C.
152
SECTION

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Enskilda Securities Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Enskilda Securities Inc. (a wholly owned subsidiary of Enskilda Securities AB) (the "Company") at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 30, 2005

Enskilda Securities Inc.
(A Wholly Owned Subsidiary of Enskilda Securities AB)
Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 6,333,453
Receivable from broker-dealers	1,043,999
Receivable from customers	2,963,104
Tax receivable	1,216,783
Due from Parent	1,136,301
Furniture, equipment, and leasehold improvements, at cost (less accumulated depreciation and amortization of $1,036,697)	88,020
Deferred tax asset	394,971
Other assets	161,009
Total assets	$ 13,337,640
Liabilities and Stockholder's Equity	
Accrued compensation	$ 3,600,033
Payable to broker-dealers	2,963,104
Payable to customers	1,043,999
Accounts payable and accrued liabilities	197,765
Due to parent and affiliates	635,956
Total liabilities	8,440,857
Commitments (Note 5)	
Stockholder's equity	
Common stock - $.01 par value; authorized, issued and outstanding - 1,000 shares	10
Additional paid-in capital	2,125,990
Retained earnings	2,770,783
Total stockholder's equity	4,896,783
Total liabilities and stockholder's equity	$ 13,337,640

The accompanying notes are an integral part of this financial statement.

1. Organization

Enskilda Securities Inc. (the "Company") is a wholly owned subsidiary of Enskilda Securities AB (the "Parent"). The Company is registered as an introducing broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers Inc. ("NASD").

The Company's activities primarily include research, effecting securities transactions in securities listed on major European exchanges for U.S. institutional customers as well as providing financial advisory services in connection with transatlantic mergers and acquisitions. Under an agreement with a foreign affiliate, the Company introduces customers' securities transactions to the affiliate, which clears and settles the transactions on a RVP/DVP basis.

2. Significant Accounting Policies

Receivable from and payable to broker-dealers consist of failed-to-deliver/failed-to-receive with an affiliate.

The Company considers all short-term investments with an initial maturity of three months or less to be cash equivalents. All the cash and cash equivalents at December 31, 2003 were held by one financial institution.

Deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts, based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The fair value of all financial instruments approximates the book value due to the short-term nature of such instruments.

3. Income Taxes

The Company's deferred tax asset of $394,971 is primarily attributable to the difference in the recognition of deferred compensation and depreciation expenses for financial and tax reporting purposes. No valuation allowance has been established as management believes it is more likely than not that the deferred tax asset will be realized.

4. Related Party Transactions

Effective January 1, 1995, the Company entered into a Legal Accounting by Office agreement (the "Agreement") with the Parent, under which the Company agreed to reimburse the Parent for research, trading and business support costs ("Allocated Costs") provided by the Parent to the Company. In accordance with the Agreement, as amended in 1998, research costs are allocated to ESI based on the percentage of ESI's commission revenue to the Parent's total commission revenue, and trading and business support expenses are allocated to ESI based on the number of ESI's customer transactions to the number of the Parent's total customers transactions.

At December 31, 2004, the corporation had a receivable from parent of $1,136,301 for trading commissions and a payable to parents and affiliates for $635,956.

5. Leases

The Company has obligations under noncancellable operating leases with terms in excess of one year.

As of December 31, 2004, the minimum annual rental commitments under these noncancellable leases, subject to escalation based on increases in certain costs incurred by the lessor, are as follows:

Period ending December 31	
2005	$ 270,448
2006	241,152
2007	253,712
2008	256,224
2009	256,224
Thereafter	42,704
	$ 1,320,464

6. Pension Plans

The Company participates in a 401(k) plan and a defined contribution plan sponsored and administered by an affiliate. The 401(k) plan covers all eligible employees of the Company and the defined contribution plan covers all eligible US employees.

The Company participates in a defined contribution plan sponsored and administered by the Parent. The plan covers all eligible non-US employees of the Company.

7. Financial Instruments With Off Balance Sheet Risk and Concentration of Credit Risk

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2004, the Company has recorded

no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

8. Net Capital Requirement

The Company claims exemption to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Requirement under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2004, the Company had net capital of $1,810,394, which exceeded the required net capital by $1,560,394.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii) of that rule.